NEWS RELEASE

EMX Royalty Reports the Transfer of the Balya Royalty Property from Dedeman to Esan

Vancouver, British Columbia, January 7, 2020 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX"), through its wholly owned subsidiary Eurasia Madencilik Ltd. Sti., is pleased to announce the transfer of the Company's Balya polymetallic[1] royalty property in Turkey (the "Property") from Dedeman Madencilik San. ve Tic. A. Ş. ("Dedeman") to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"). Esan is a private Turkish company that operates 40 mines and eight processing plants, and is one of Turkey's leading producers of raw materials and base metals (see https://www.esan.com.tr/en/about-us/history for more information). Most importantly, Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya royalty property. EMX retains a 4% net smelter return ("NSR") royalty on the Property that is uncapped and cannot be repurchased.

As previous owner and operator of the Property, Dedeman commenced pilot-scale production in 2015[2], and reached an agreement to sell the Property and mining facilities to Esan in late 2019. As part of the transaction, EMX has executed a revised royalty agreement with Esan that provides for the blending of materials mined from the Esan property and EMX's royalty property, and provides detailed guidelines regarding royalty payment calculations.

The Balya royalty property is a prime example of the execution of EMX's royalty generation business model. EMX initially acquired Balya from a government auction in Turkey, having recognized the potential for new discoveries of mineralization on the Property. EMX then conducted several phases of exploration on the Property and subsequently established a royalty partnership with Dedeman (and now Esan), who funded further advancement of the project through the exploration and development phases. Esan expects to combine production from the EMX royalty property and its own mining operation on the adjacent license to feed its mill and processing facilities in the Balya mining district. This would represent enhanced royalty revenue from an organically generated EMX royalty asset.

EMX thanks Dedeman for its years of cooperation and partnership with EMX at Balya, and looks forward to Esan's further advancement of the project.

Balya Royalty Property Overview. The Balya royalty property is an EMX brownfields discovery that contains extensive zones of polymetallic carbonate replacement deposit ("CRD") style lead-zinc  mineralization, with silver being enriched in the lead sulfide phases (argentiferous galena). The Property is located in the historic Balya mining district of Western Turkey, one of Turkey's oldest and most prolific base metal mining districts. Since originally acquiring the Property from EMX in 2006, Dedeman conducted over 59,000 meters of diamond drilling in addition to underground mine development, with a production shaft and two working levels at 45 and 75 meters below the surface. This work focused on the Hastanetepe Zone of CRD-style mineralization.

The Hastanetepe Zone is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of CRD mineralization primarily developed along contacts between limestone and dacitic intrusions. Mineralization is present nearest the surface in the northern portion of the Property, and dips downward and extends toward the current property boundary with Esan's holdings to the southwest (see attached map). Mineralization at Hastanetepe remains open for expansion in multiple directions, and several additional exploration targets remain effectively untested on the Property.

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[1] Zones of mineralization on the Property are enriched in lead and zinc with byproduct silver and other metals.
[2] See EMX news release dated December 23, 2015.

Materials extracted from the Property will be processed through Esan's nearby mill and concentrator facilities. As a result of the transfer, EMX expects royalty payments from the Property to ramp up significantly over the next 1-2 years.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole Scott Close Isabel Belger

President and Chief Executive Officer Director of Investor Relations  Investor Relations (Europe)

Phone: (303) 979-6666 Phone: (303) 973-8585 Phone: +49 178 4909039

Dave@EMXroyalty.com SClose@EMXroyalty.com IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Figure 1. Balya PbEq% Grade x Thickness Drill Map (January 2020).

See www.EMXroyalty.com for further information on the Property and location.

Comments on Sampling, Assaying, QA/QC, Grade x Thickness Calculation, and Adjacent Properties. Dedeman's Balya drill samples were collected in accordance with industry standard best practices. The samples were submitted to ALS laboratories in Izmir, Turkey and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for sample preparation and analysis. Elemental concentrations were determined by four acid digestion and ICP MS/AES techniques. Over-limit analyses are performed by atomic absorption, and in some cases (>30% Pb and >30% Zn) by volumetric titration techniques. Dedeman performed routine QA/QC analyses on their assay results, including the utilization of certified reference materials, blanks, and duplicate samples.

* Grade x Thickness (PbEq x Meters) calculated from intervals > 2% PbEq. PbEq calculated as Pb%+Zn%+(Ag g/t x 0.026), and assumes that recoveries and net smelter returns are 100%. Assumed metal prices are $1/lb for Pb and Zn, and $17.50/oz for Ag. True widths vary from 60-95% of the drill intercepts.

Esan's project provides context for EMX's Balya royalty property, which occurs in a similar geologic setting. However, this is not necessarily indicative that Balya hosts mineralization with similar tonnages or grades.

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